Exhibit 99.1

IAMGOLD TO SELL ITS INTEREST IN TARKWA AND DAMANG MINES IN GHANA
FOR $667 MILLION IN CASH

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, April 15, 2011 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that it has reached an agreement to sell its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for $667 million (“the Transaction”).  The Transaction is subject to the approval of Gold Fields’ shareholders and is expected to close no later than July 31, 2011.

“This sale is the first of several strategic initiatives to create value for our shareholders,” said Steve Letwin, President and CEO of IAMGOLD.  “We cannot fully leverage our skills and experience in developing and operating mines if we are not the operator and have a minority interest in the mine. Our strategy is to invest in mines that we own and operate, as they represent the best return on investment for our shareholders. Upon completion of this transaction, we will have more than one billion dollars in cash, cash equivalents and gold bullion (at market). In addition, we have a $350 million undrawn credit facility. Our strong liquidity position gives us considerable financial flexibility to continue growing our business.”

In 2010, gold production attributable to IAMGOLD from the Tarkwa mine was 139,000 ounces and attributable production from the Damang mine was 43,000 ounces. As a result of the transaction, the Company plans to announce an update of its guidance for production and cash costs in its first quarter news release.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company with attributable production of approximately one million ounces annually from 8 gold mines (including current joint ventures and working interests) on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952

Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.